EXHIBIT 99.1

PRESS RELEASE
CRESCENT POINT ANNOUNCES ANNUAL GENERAL MEETING VOTING RESULTS

May 24, 2017 CALGARY, ALBERTA. Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) held its annual general meeting on May 24, 2017, in Calgary. Approximately 247 million shares, representing 45.25% of common shares, were represented in person or by proxy at the meeting.

During the regular business proceedings at the meeting, shareholders approved the election of all nominated directors.

Full voting results for all resolutions are below. For comparison, the Company has also included the voting results in favour of resolutions that were passed at last year's annual general meeting, which had 46.84% of common shares represented in person or by proxy.

1.	Fixing Number of Directors
The appointment of 10 board members for the ensuing year was approved by a show of hands. Proxies and in‑person votes were received as follows:

Votes For	Percent	Against	Percent	2016 Votes For
244,038,359	99.02%	2,423,725	0.98%	99.68%

2.	Election of Directors
The 10 director nominees proposed by management were elected by a show of hands. Proxies and in-person votes were received as follows:

Nominee	Votes For	Percent	Withheld	Percent	2016 Votes For
Rene Amirault	225,222,556	91.96%	19,692,511	8.04%	78.43%
Peter Bannister	228,096,881	93.13%	16,818,186	6.87%	98.53%
Laura A. Cillis	230,027,638	93.92%	14,887,429	6.08%	89.49%
D. Hugh Gillard	225,870,725	92.22%	19,044,342	7.78%	88.46%
Ted Goldthorpe	240,695,393	98.28%	4,219,674	1.72%	N/A
Robert F. Heinemann	222,532,395	90.86%	22,382,672	9.14%	89.29%
Mike Jackson	232,957,004	95.12%	11,958,063	4.88%	N/A
Barbara Munroe	229,394,691	93.66%	15,520,376	6.34%	99.59%
Gerald A. Romanzin	235,966,066	96.35%	8,949,001	3.65%	98.68%
Scott Saxberg	230,364,374	94.06%	14,550,693	5.94%	97.04%
3.	Appointment of Auditors
The appointment of PricewaterhouseCoopers LLP as Crescent Point's auditors was approved by a show of hands. Proxies and in-person votes were received as follows:

Votes For	Percent	Withheld	Percent	2016 Votes For
244,568,538	99.23%	1,893,546	0.77%	99.31%

4.	Advisory Vote on Executive Compensation
The resolution to accept the Company's approach to executive compensation, the full text of which is set forth in the Information Circular, was approved. Proxies and in-person votes were received as follows:

Votes For	Percent	Against	Percent	2016 Votes For
211,568,818	86.36%	33,422,825	13.64%	31.00%

"Throughout 2016, our Board and Compensation Committee worked with shareholders and incorporated their feedback in our revised compensation plan," said Scott Saxberg, president and CEO of Crescent Point. "We remain committed to being transparent and accountable with our investors and value ongoing feedback."

The biographies of Crescent Point's board members and more details about the Company's corporate governance practices are available on www.crescentpointenergy.com.

Crescent Point is one of Canada's largest light and medium oil producers, based in Calgary, Alberta. The Company is focused on growing its significant resource base in the Williston Basin, southwest Saskatchewan and the Uinta Basin in Utah. Crescent Point strives to maximize shareholder returns through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer
FOR MORE INFORMATION ON CRESCENT POINT, PLEASE CONTACT:
Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations
Telephone:	(403) 693-0020	Toll-free (US & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1